Sean P. Newth
Senior Vice President, Chief
Accounting Officer and
Controller

State Street Financial Center
One Lincoln Street, 13th Floor
Boston, MA 02111

Telephone 617-664-8213
spnewth@statestreet.com
www.statestreet.com

Via EDGAR (Correspondence)

June 2, 2017

Michael Volley
Staff Accountant
Office of Financial Services
United States Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549-4546

Re:    State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-07511

Dear Mr.Volley:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of May 4, 2017 (the “Comment Letter”), regarding the above-referenced report (the “2016 Form 10-K”).
For reference purposes, the text of the Staff’s comment has been provided herein in bold. Our response follows the comment.
Note 13. Contingencies, page 172

1.
For loss contingencies with at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred, please revise future filings to disclose the nature of the contingency and:

the amount or range of reasonably possible losses in excess of amounts recognized, that the amount or range of reasonably possible losses in excess of amounts recognized cannot be estimated, or that reasonably possible losses in excess of amounts recognized are not material to your financial statements.
Please refer to ASC 450-20-50.
Response
We disclose material loss contingencies in our consolidated financial statements consistent with ASC 450-20-50. We acknowledge the Staff’s comment and supplementally advise the Staff that, to the extent the amount (or range) of reasonably possible losses in excess of amounts recognized could be estimated in

Michael Volley
Staff Accountant
Office of Financial Services
United States Securities and Exchange Commission
June 2, 2017

respect of loss contingencies for our consolidated financial statements for the fiscal year ended December 31, 2016 (or for our consolidated financial statements for the fiscal quarter ended March 31, 2017), such amount (or range) of reasonably possible losses was not material. In future filings, we will enhance our disclosure of loss contingencies in our consolidated financial statements. Specifically:

•	where the amount (or range) of reasonably possible losses in excess of amounts accrued can be estimated, we will include that amount or range of such reasonably possible losses; or

•	where the amount or range of reasonably possible losses in excess of amounts accrued cannot be estimated, we will include a statement to that effect.
Below is a blackline of the corresponding disclosure from our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, marked to show enhanced disclosure substantially consistent with the disclosure we propose to include in our Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2017 and in future filings.

Note 10. Contingencies
Legal and Regulatory Matters:
…

We evaluate our needs for accruals of loss contingencies related to legal and regulatory proceedings on a case-by-case basis. When we have a liability that we deem probable, and ~~that~~ we deem the amount of such liability can be reasonably estimated as of the date of our consolidated financial statements, we accrue for our estimate of the amount of loss. We also consider a loss probable and establish an accrual when we make, or intend to make, an offer of settlement. Once established, an accrual is subject to subsequent adjustment as a result of additional information. The resolution of legal and regulatory proceedings and the amount of reasonably estimable loss (or range thereof) are inherently difficult to predict, especially in the early stages of proceedings. Even if a loss is probable, ~~due to many complex factors, such as speed of discovery and the timing of court decisions or rulings, a loss or range~~an amount (or range) of loss might not be reasonably estimated until the later stages of the proceeding due to many factors (collectively, “factors influencing reasonable estimates”), such as the presence of complex or novel legal theories, the discretion of governmental authorities in seeking sanctions or negotiating resolutions in civil and criminal matters, the pace and timing of discovery and other assessments of facts and the procedural posture of the matter.
As of ~~March 31,~~June 30, 2017, our aggregate accruals for legal loss contingencies and regulatory matters totaled approximately $~~58~~[•] million (excluding approximately $~~47~~[•] million relating to client reimbursements in connection with errors in invoicing certain of our Investment Servicing clients, described below). To the extent that we have established accruals in our consolidated statement of condition for probable loss contingencies, such accruals may not be sufficient to cover our ultimate financial exposure associated with any settlements or judgments. ~~We may be subject to~~Any such ultimate financial exposure, or proceedings to which we may become subject in the future ~~that, if adversely resolved, would~~, could have a material adverse effect on our businesses ~~or~~, on our future consolidated financial statements or on our reputation. Except where otherwise noted below, we have not established accruals with respect to the claims discussed and do not believe that potential exposure is probable and can be reasonably estimated.
We have identified certain matters for which a loss is reasonably possible (but not

Michael Volley
Staff Accountant
Office of Financial Services
United States Securities and Exchange Commission
June 2, 2017

probable) in future periods, whether in excess of an accrued liability or where there is no accrued liability, and for which we are able to estimate a range of reasonably possible loss. As of June 30, 2017, our estimate of the range of reasonably possible loss for these matters is from zero to approximately $[•] million in the aggregate. Our estimate with respect to the aggregate range of reasonably possible loss is based upon currently available information and is subject to significant judgment and a variety of assumptions and known and unknown uncertainties. The matters underlying the estimated range will change from time to time, and actual results may vary significantly from the current estimate. In certain other pending matters, including those discussed specifically below, it is not currently feasible to reasonably estimate the amount or a range of reasonably possible loss (including reasonably possible loss in excess of amounts accrued), and such losses, which may be significant, are not included in the estimate of reasonably possible loss discussed above. This is due to, among other factors, one or more considerations consistent with the factors influencing reasonable estimates described in the above discussion of probable loss accruals. These considerations are particularly prevalent in governmental and regulatory inquiries and investigations and, as a result, reasonably probable loss estimates often are not feasible until the later stages of the proceeding. An adverse outcome in one or more of matters for which we do not estimate the amount or a range of reasonably possible loss, individually or in the aggregate, could have a material adverse effect on our businesses, on our future consolidated financial statements or on our reputation. Given that we cannot estimate reasonably possible loss for all legal proceedings as to which we may be subject, including matters that if adversely concluded may present material financial, regulatory and reputational risks, no conclusion as to the ultimate exposure from current pending or potential legal proceedings should be drawn from the current estimate of reasonably possible loss.
The following discussion provides information with respect to significant legal and regulatory matters.
…
Invoicing Matter
In December 2015, we announced a review of the manner in which we invoiced certain expenses to some of our Investment Servicing clients, primarily in the United States, during an 18-year period going back to 1998, and our determination that we had incorrectly invoiced clients for certain expenses. We informed our clients in December 2015 that we will pay to them the amounts we concluded were incorrectly invoiced to them, plus interest. We currently expect to pay at least $~~340~~[•] million (including interest), in connection with that review, which is ongoing, of which approximately $~~47~~[•] million has not yet been paid to clients and is accrued in our consolidated statement of condition at ~~March 31,~~June 30, 2017. We are implementing enhancements to our billing processes, and we are reviewing the conduct of our employees and have taken appropriate steps to address conduct inconsistent with our standards, including, in some cases, termination of employment. We are also evaluating other billing practices relating to our Investment Servicing clients, including calculation of asset-based fees.
We have received a purported class action demand letter alleging that our invoicing practices were unfair and deceptive under Massachusetts law. A class of customers, or particular customers, may assert that we have not paid to them all amounts incorrectly invoiced, and may seek double or treble damages under Massachusetts law. In addition, in March 2017, a purported class action was commenced against us alleging that our invoicing practices violated duties owed to retirement plan customers under

Michael Volley
Staff Accountant
Office of Financial Services
United States Securities and Exchange Commission
June 2, 2017

the Employee Retirement Income and Security Act.
We are also responding to requests for information from, and are cooperating with investigations by, governmental authorities on these matters, including the civil and criminal divisions of the DOJ, the SEC, the DOL and the Massachusetts Attorney General, which could result in significant fines or other sanctions, civil and criminal, against us. No governmental claims, other than a resolved matter with the Secretary of State of the Commonwealth of Massachusetts, have been asserted at this time. If these governmental authorities were to conclude that all or a portion of the billing error merited civil or criminal sanctions, any fine or other penalty could be a significant percentage or a multiple of the portion of the overcharging serving as the basis of such a claim or of the full amount of the overcharging. The governmental authorities have significant discretion in civil and criminal matters as to the fines and other penalties they seek to impose. The severity of such fines or other ~~sanctions~~penalties could take into account factors such as the amount and duration of our incorrect invoicing, the government’s assessment of the conduct of our employees, as well as prior conduct such as that which resulted in our January 2017 deferred prosecution agreement in connection with transition management services and our recent settlement of civil claims regarding our indirect foreign exchange business.
Any ~~of the foregoing~~governmental proceeding or sanction or the outcome of any civil litigation could have a material adverse effect on our reputation or business, including the imposition of restrictions on the operation of our business or a reduction in client demand. Resolution of these matters could also have a material adverse effect on our consolidated results of operations for the period or periods in which such matters are resolved or an accrual is determined to be required. No accrual, other than a reserve for client reimbursement, is reflected on our consolidated statement of condition as of ~~March 31,~~June 30, 2017.
…
* * * * *
Please call the undersigned at 617-664-8213, if you have any questions or require any additional information.

Sincerely,

/s/ Sean P. Newth
Senior Vice President,
Chief Accounting Officer
and Controller